UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2002

EDP- Electricidadé de Portugal

Avenida José Malhoa
Lote A-13
1070 Lisbon, Portugal
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No _X_

Reuters: EDPP.IN / EDP.N
Bloomberg: EDP PL / EDP US

Investors & Analysts' Briefing

INVESTOR RELATIONS DEPARTMENT
Pedro Pires, Director
Gonçalo Santos
Elisabete Ferreira
Cristina Requicha
Rui Antunes

Tel: +351 21 001 2834
Fax: +351 21 001 3040

Email: ir@edp.pt
Site: www.edp.pt

EDP FINALIZES ACQUISITION OF 40% OF ADYGESINVAL'S SHARE CAPITAL

Pursuant to the Shareholders Agreement signed on 4 December 2001 between EDP – Electricidade de Portugal, S.A. ("EDP"), Caja de Ahorros de Asturias ("CajAstur"), Caja de Seguros Reunidos, Compañia de Seguros y Reaseguros, S.A. ("Cáser") and EnBW Energie Baden-Wurttemberg ("EnBW"), the parties have executed on 12 July 2002, all the legal acts required to implement the agreed corporate reestructuring of Adygesinval, S.L. ("Adygesinval") under which the parties have achieved their final shareholdings in that company, and Adygesinval itself has obtained full control of Hidroeléctrica del Cantábrico, S.A. ("Hidrocantábrico").

The implementation of the abovementioned corporate reestructuring envisaged in the shareholders agreement was subject to the fulfillment of the following two conditions precedent: (i) the clearing of the concentration stemming from the transaction which was obtained on 19 March 2002 from the European Commission's Merger Task Force and (ii) the de-listing of all of the shares of Hidrocantábrico which occurred on 26 June 2002.

As a result, Adygesinval currently owns 94% of Hidrocantábrico´s share capital and approximately 99% of the company's voting rights, considering the current 5,878,809 shares, 5.19% of its share capital, held as treasury stock in Hidrocantábrico.

In addition, Adygesinval's share capital is now distributed as follows: EDP 40%, EnBW 35%, CajAstur 18%, Cáser 7%.

The next step on Hidrocantábrico's restructuring process will be the merger between Adygesinval and Hidrocantábrico, which is expected to be completed before the end of 2002. The shareholder structure of the resulting entity after the merger will be identical to the current Adygesinval's shareholder structure.

As a consequence of the mentioned legal acts and of the financial structure adopted in the Hidrocantábrico's transaction, EDP disbursed a total of Eur. 784 million for 40% of Adygesinval's share capital which represents the total and final acquisition cost for EDP. Adygesinval's total consolidated debt amounts to Eur. 2,000 million, of which Eur. 900 million is the amount outstanding debt previously held by Hidocantábrico.

EDP – ELECTRICIDADE DE PORTUGAL, S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 16, 2002

EDP- Electricidade de Portugal, S.A.

By: Francisco de la Fuente Sánchez

Name: Francisco de la Fuente Sánchez

Title: Director & Chief Executive Officer